Mail Stop 3561
                                                                October 9, 2018


    Faxian Qian
    Chief Executive Officer
    JS Beauty Land Network Technology Inc.
    No. 99, Taihu Road
    Yancheng, Jiangsu Province, China

            Re:    JS Beauty Land Network Technology Inc.
                   Amendment No. 2 to Form 10-12G
                   Filed September 24, 2018
                   File No. 000-55963

    Dear Mr. Qian:

           We have reviewed your amended filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

            We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Company Funding, page 3

        1. We note your response to comment 6 and your amended disclosure that "the[] advances are not the subject of any written agreements." Nevertheless, if you are a party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of
           Regulation S-K if it were written, you should provide a written description of the contract similar to that required for oral contracts or arrangements under
Item 601(b)(10)(iii) of
           Regulation S-K. For guidance, refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website.
           Please file as an exhibit to the registration statement a written description of your oral
 Faxian Qian
JS Beauty Land Network Technology Inc.
October 9, 2018
Page 2

       loan agreements, or tell us why you do not believe this requirement applies to your facts and circumstances.

      You may contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Jennifer L pez-
Molina, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.


                                                           Sincerely,

                                                           /s/ Jennifer L pez
for

                                                           Mara L. Ransom
                                                           Assistant Director
                                                           Office of Consumer
Products